SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: UBS Asset Management Credit Income Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1285 Avenue of the Americas

New York, New York 10019

Telephone Number (including area code): 212-713-2000

Name and address of agent for service of process:

Omar Tariq

UBS Asset Management Credit Income Opportunities Fund

1285 Avenue of the Americas

New York, New York 10019

With copies of Notices and Communications to:

Justin L. Browder Simpson Thacher & Bartlett 900 G Street, N.W. Washington, DC 20001	Bissie K. Bonner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 12th day of August 2026.

UBS ASSET MANAGEMENT CREDIT INCOME OPPORTUNITIES FUND

By:	/s/ John G. Popp
Name:	John G. Popp
Title:	Trustee

Attest:	/s/ Karen Regan
Name:	Karen Regan
Title:	Authorized Signatory